August 1, 2006

Ms. Suzanne Lewsadder
Chief Executive Officer
Sheervision, Inc.
4030 Palos Verdes Drive North, Suite 104
Rolling Hills Estates, CA 90274

>   **Re: Sheervision, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed July 12, 2006**
>   **File No. 333-135727**

Dear Ms. Lewsadder:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Capitalization, page 19

1.   "Cash and cash equivalents" is not a component of capitalization as applicable to this disclosure. Please remove that caption from the presentation of capitalization.

Selected Unaudited Pro Forma Combined Financial Data, page 21

2.   Please remove these disclosures from the filing. As noted below, it appears Clean Water Technologies, Inc.'s March 27, 2006 transaction with SheerVision, Inc. was accounted for as a recapitalization and as such, is not a business combination that would require the presentation of pro forma information. If you do not believe our conclusions outlined in this comment are correct, tell us why you believe these disclosures are necessary and required.

Description of Capital Stock, page 56

Warrants, page 58

3.   Please revise the notes to your annual and interim financial statements to disclose how you presented, accounted for and valued each of the warrants discussed in this section of your filing. Also, please tell us how EITF 00-19 requires you to present the warrants in your balance sheet. We may have further comments after reviewing your response and revisions.

May 31, 2006 Financial Statement, page F-2

Combined Statements of Changes in Stockholders' Equity (Deficiency), page F-4

4.   Please tell us why the beginning balances of the accounts herein do not equal the ending balances disclosed at page F-11. Also, tell us how you determined the reorganization entries herein. Note we believe that the reports filed by an issuer after a reverse acquisition should parallel the financial reporting under GAAP, as if the acquirer were the legal successor to an issuer's reporting obligation on the date of the merger. Historical stockholders' equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

5.　　In a related matter, please also tell us how you accounted for the December 1, 2005, acquisition of 4,517,800 of the common stock, of Clean Water Technologies, Inc., or 54.579% of the outstanding shares, from two individuals for a purchase price of $625,000. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Condensed and Consolidated Statement of Cash Flows, page F-5

6.　　We see the line item "net proceeds from conversion of convertible notes." Please tell us what this represents and why it is properly classified as cash versus non-cash transaction. Also, please revise the notes to the financial statements as necessary to enable the reader to understand the nature and reason for the referenced transaction.

Note 7 – Debt and Equity Transactions, page F-8

7.　　We see that Clean Water Technologies, Inc. entered into a Share Exchange and Reorganization Agreement on March 27, 2006 with SheerVision, Inc., in which all shareholders of SheerVision-CA exchanged all of the outstanding and issued capital stock of SheerVision-CA for an aggregate of 9,525,137 shares of our common stock, representing 95% of the outstanding common stock immediately after giving effect to such transaction. We also see Clean Water Technologies appears to have been a non-operating shell company before the referenced transaction. Please revise the notes to the financial statements to discuss how you accounted for this transaction. Based on the facts as we understand them, it appears the transaction was correctly accounted for as a recapitalization, and no goodwill or other intangible has been recorded as a result thereof. Please confirm our understanding of the transaction. If you do not believe our accounting conclusions outlined in this comment are correct, tell us what you believe the required accounting and presentation of the transaction is and provide references to the authoritative literature that support your conclusions. We may have further comments after reviewing your response and revisions.

8.　　We see that in connection with a private placement in May 2006 of units of securities,

- eleven holders of the Notes elected to convert $174,375 of their 12% Notes in the aggregate amount of $775,000 into 615,165 shares of common stock, with the $600,625 balance from the May 2006 private placement converted into an aggregate principal amount of $450,000 of 9% Convertible Notes, 200,004 shares of common stock and warrants to acquire 45,000 additional shares of common stock,

- six holders elected to extend their Notes having an aggregate amount of $263,750 for the remaining term,
- one holder elected to convert $11,250 into 39,688 shares of common stock and
- four holders elected to receive cash of $116,250 and 119,064 shares of common stock with a value of $33,750 in full payment of the 12% Notes.

Please tell us how you accounted for each of these transactions. Please provide references to the authoritative literature that support your conclusions. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

9.   We see disclosures herein that on June 12, 2006, your 9% Notes automatically converted into 3,075,469 shares of your 9% cumulative convertible preferred stock. Please tell us and revise the filing to disclose both

- how your accounting for this transaction and presentation of the preferred stock in your balance sheet will comply with generally accepted accounting principles, including Statement 133 and EITF's 00-27 and 98-5 and
- the significant terms of the security. In this regard, please tell us why the disclosure on page 18 indicates a $1 per share conversion rate for the preferred and page F-9 indicates the conversion rate is $.90 per share. Also, we note the last paragraph on page 16 appears to indicate you have redeemable preferred stock outstanding. Please clarify these matters when discussing the terms of this security.

Finally, please reference the authoritative literature that supports your accounting and presentation conclusions. Revise the filing as necessary based on our concerns. We may have further comments after reviewing your response.

August 31, 2005 Financial Statements, page F-10

General

10.   Please revise the filing to include a statement of changes in stockholders' equity for each of the two fiscal years preceding the date of your audited balance sheet. Refer to Item 310(a) of Regulation S-B.

Suzanne Lewsadder
Sheervision, Inc.
August 1, 2006
Page 5

<u>Statements of Operations and Retained Earnings (Accumulated Deficit), page F-12</u>

11.   Please tell us and revise the notes to the financial statements to disclose the nature
        of and your accounting for the "dividend distribution" in 2005 presented in this
        statement. Also, tell us how your accounting and presentation for this item
        complies with generally accepted accounting principles. In this regard, we note
        labeling the transaction a "dividend" does not seem appropriate given the amount
        exceeded your retained earnings at the beginning of your 2005 fiscal year. Please
        provide references to the authoritative literature that support your conclusions.
        We may have further comments after reviewing your response and revisions.

<u>Note 1 – Summary of Significant Accounting Policies, page F-14</u>

12.   We see your current revenue recognition disclosures, but believe they need to be
        more specific. Please revise this Note to indicate the nature of all material
        revenue transactions and your accounting policies for each type of sales
        transaction. For example, disclose whether:
        - you have to install any of your products;
        - you have any post-shipment obligations to your customers;
        - your customers have price protection or product return rights; and
        - if so, how you account for each of these types of transactions.

        We may have further comments after reviewing your revisions.

<u>Note 2 – Prior Period Adjustment, page F-15</u>

13.   Please revise the filing to disclose the per share impact of the fiscal 2004 errors as
        required by paragraph 37 of APB 20. Also, tell us why auditing standards did not
        require your auditors' to reference the error correction in their report and to dual
        date their report. Revise the filing as necessary based on our comment.

<u>General</u>

14.   Please update the financial statements as necessary to comply with Item 310(g) of
        Regulation S-B. Please include an updated currently dated accountant's consent in
        any amended filings.

15.	Please revise your current and future filings made under the Securities Exchange Act of 1934 as necessary based on our comments issued herein on your Form SB-2.

Clean Water Technologies, Inc. June 24, 2005 Form 10-KSB

Independent Auditors' Report, page F-1

16.	Please revise the auditors' report to reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required since the report is dated after May 24, 2004. Refer to PCAOB Auditing Standard 1 for guidance.

17.	Please revise the auditors' report to indicate the city and state where issued as required by Rule 2-02(a) of Regulation S-X.

SheerVision, Inc. May 31, 2006 Form 10-QSB filed July 12, 2006

18.	Please revise your Form 10-QSB for the period ending May 31, 2006 to include properly dated certifications.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Webb at (202) 551-3603 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Robert Steven Brown, Esq.